SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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CNH GLOBAL N.V.

Form 6-K for the month of September 2008

List of Exhibits:

1.	News Release entitled, “CNH to Reconsolidate Soil Management Equipment Production at Goodfield”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

September 26, 2008

FOR IMMEDIATE RELEASE

For more information contact:

Thomas Witom        News and Information            (630) 887-2345

CNH to Reconsolidate Soil Management Equipment Production at Goodfield

BURR RIDGE, Illinois - (September 26, 2008) - CNH Global N.V. (NYSE:CNH) has announced today it will reconsolidate production of soil management equipment at its plant in Goodfield, Ill., rescinding plans disclosed in late 2006 to close the 233,000-square-foot facility.

Citing successful launches of new products, market share gains in many segments and an acceleration in overall market requirements, CNH will instead invest in increasing capacity of its industrial system. As a result, all soil management equipment previously transferred to the company’s plant in Saskatoon, Saskatchewan, will be returned to Goodfield as soon as possible. The Canadian plant, meanwhile, will retain its existing product lines, including seeders and planters.

To accommodate the change and meet increased market demand, the company expects to expand the workforce at both locations.

“During the previously planned closure, Goodfield has continued to produce high quality units and has maintained structural capacity,” says Brad Crews, Vice President, CNH North America Agricultural Manufacturing Sites. “We will now begin an investment plan to increase our capacity, replace aged equipment and achieve World Class Manufacturing standards.”

“The Goodfield operation is one of the primary plants producing crop production equipment for Case IH,” notes Randy Baker, President and CEO, Case IH. “Our dual strategy of investing in product development and refocusing field sales and support has yielded significant increases in market share.”

Baker adds that extremely successful new product releases have contributed to increased customer demand for Case IH soil management equipment. “The new True-Tandem 330 Turbo vertical tillage unit released late last year has met with outstanding customer acceptance, resetting the bar for vertical seed bed tillage,” he says. “And, the new Ecolo-Tiger 870 disk ripper, launched at this fall’s farm shows, has been a ‘wow’ everywhere it has been shown, leading to increased expectations of market demand going forward.”

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by about 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

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